Filed pursuant to Rule 424(b)(3)
File No. 333-275489

PROSPECTUS SUPPLEMENT
(to Prospectus dated February 16, 2024)

Octagon XAI CLO Income Fund

This supplement amends certain information in the Prospectus, dated February 16, 2024, of Octagon XAI CLO Income Fund (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this supplement, remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus.

New Sub-Advisory Agreement

The Fund has entered into a new Investment Sub-Advisory Agreement (the “New Sub-Advisory Agreement”) among the Fund, the Adviser and Octagon Credit Investors, LLC (“Octagon”), dated as of April 3, 2024. The New Sub-Advisory Agreement was entered into upon the closing of the acquisition of Octagon’s parent company, Conning Holdings Limited, by Generali Investment Holdings, an entity comprising the majority of asset management activities of Generali Group (the “Transaction”). Upon the closing of the Transaction, the previous investment sub-advisory agreement (the “Previous Sub-Advisory Agreement”) among the Fund, the Adviser and Octagon terminated pursuant to its terms.

The Fund’s current investment adviser, its investment strategy and fee structure will remain unchanged. Under the New Sub-Advisory Agreement, Octagon will continue to provide investment advisory services to the Fund under terms that are substantially similar in all respects to those of the Previous Sub-Advisory Agreement and for the same fees that are currently in effect.

Prospectus Supplement dated April 8, 2024

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE